March 18, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Ocean Power Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-209517

Dear Ms. Ransom:

On behalf of our client, Ocean Power Technologies, Inc. (the “Company”), this letter sets forth the response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 10, 2016, to the Company’s Registration Statement on Form S-3 (File No. 333-209517) (the “Registration Statement”). The Registration Statement was filed with the Commission on February 12, 2016. For your convenience, the Staff’s comments have been set forth below in bold face type in their entirety, with the Company’s response to a particular comment set forth immediately beneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. This letter is being filed with the Commission with Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Prospectus Supplement

Prospectus Cover Page

1.

Please revise to clarify that H.C. Wainwright & Co., LLC “is,” rather than “may be deemed” an underwriter, as defined in Section 2(a)(11) of the Securities Act of 1933, as amended, considering you may sell shares to Wainwright as principal.

Response: In response to the Staff’s comment, we have revised Amendment No. 1 to the Registration Statement to clarify that H.C. Wainwright & Co., LLC “is” an underwriter.

Incorporation of Certain Information by Reference, page 31

2.	Please revise your incorporation by reference section to expressly incorporate by reference the Form 8-Ks filed on March 9, 2016 and March 10, 2016.

Response: In response to the Staff’s comment, we have revised the Registration Statement to expressly incorporate the periodic reports filed by the Company since February 12, 2016, the date of filing of the Registration Statement, including the Company’s Form 8-Ks filed on March 9, 2016 and March 10, 2016.

Mara L. Ransom

United States Securities and Exchange Commission

March 18, 2016

Plan of Distribution, page S-14

3.

We note that you have included generic disclosure regarding the plan of distribution of the securities covered by this prospectus supplement, including that you intend sales under the prospectus to be made “by any method permitted by law deemed to be an ‘at the market offering’ as defined in Rule 415 under the Securities Act, including, without limitation, sales made directly on or through The NASDAQ Capital Market, the existing trading market for [y]our common stock, on any other existing trading market for our common stock, or sales made to or through a market maker other than on an exchange, at market prices prevailing at the time of sale or at prices related to such prevailing market prices or in privately negotiated transactions...” Rule 415 under the Securities Act defines an “at the market offering” as an “offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.” It does not appear that certain of the identified potential sales methods, including “sales made to or through a market maker other than on an exchange, at market prices prevailing at the time of sale or at prices related to such prevailing market prices or in privately negotiated transactions,” satisfy the “at the market offering” definition under Rule 415. Please revise your disclosure here and elsewhere in your prospectus supplement to accurately specify, based on Rule 415, what methods you are using to conduct an “at the market offering,” and distinguish such methods from any other potential plans of distribution.

Response: In response to the Staff’s comment, we have revised the disclosure in the “Plan of Distribution” section of the Prospectus Supplement, and elsewhere throughout the Prospectus Supplement included in the Registration Statement, to refer only to “sales made directly on or through The NASDAQ Capital Market, the existing market for our common stock or any other existing trading market for our common stock, at market prices prevailing at the time of sale or at prices related to such prevailing market prices.” In response to the Staff’s comment, we also have deleted references to other previously identified sales methods that may not satisfy the “at the market offering” definition under Rule 415 under the Securities Act.

Mara L. Ransom

United States Securities and Exchange Commission

March 18, 2016

4.

We note that under the prospectus supplement, “at the market” offerings will be conducted from time to time when you deliver notice to Wainwright “specifying the number of shares to be sold and such other matters as may be agreed upon” between you and Wainwright. In addition, we note that securities will be sold through the prospectus supplement using other plans of distribution, including Wainwright acquiring securities as principal. As each such offering, whether an “at the market offering” as defined in Rule 415 or an offering pursuant to another plan of distribution, represents a separate takedown from the registration statement, in order to comply with Rule 430B under the Securities Act, a Rule 424 prospectus supplement must be filed in connection with each takedown. Each prospectus supplement must provide the information omitted in reliance on Rule 430B, including the number of shares sold or to be sold, the specific plan of distribution, identification of any underwriter and other disclosures omitted in reliance on Rule 430B. Please disclose when you expect to file a prospectus supplement that reflects each such takedown, as required by Rules 430B and 424. In that regard, please confirm that the one-third of the aggregate market value limitation in General Instruction I.B.6. will be measured immediately prior to each such takedown.

Response: As noted in the Company’s response to comment 3 above, in response to the Staff’s comments, we have revised the Prospectus Supplement included in Amendment No. 1 to the Registration Statement to delete references to other previously identified sales methods and plans of distribution that may not satisfy the “at the market offering” definition under Rule 415 under the Securities Act. We believe that the revisions made to the Prospectus Supplement in response to Staff comment 3 are also partially responsive to this Staff comment 4, as the revisions clarify that the Prospectus Supplement included in Amendment No. 1 to the Registration Statement relates only to the “at the market” offering that the Company is currently conducting pursuant to the At the Market Offering Agreement between the Company and H.C. Wainwright & Co., LLC dated October 19, 2015, and clarify the permissible sales methods. The Company acknowledges that if it offers securities using a plan of distribution other than the distribution in this “at the market offering” as defined in Rule 415, or conducts subsequent takedowns of at the market offerings, in order to comply with Rule 430B under the Securities Act, the Company will file a Rule 424 prospectus supplement in connection with each such offering and subsequent takedown. In particular, the Company confirms that it will not engage in a principal transaction with H.C. Wainwright & Co., LLC unless it files a Prospectus Supplement relating to such offering and plan of distribution. The Company also advises the Staff that, as is consistent with market practice based on informal Commission guidance, and as disclosed in the “Plan of Distribution” section of the Prospectus Supplement included in the Registration Statement, the Company reports quarterly, in its periodic reports on Form 10-Q and Form 10-K, the number of shares sold in this “at the market offering” and certain related offering information, including the commissions paid to H.C. Wainwright & Co., LLC. This information is then incorporated by reference into the Prospectus Supplement included in the Registration Statement. In response to the Staff’s comment, the Company also hereby confirms that the one-third of the aggregate market value limitation in General Instruction I.B.6. will be measured immediately prior to each such offering and subsequent takedown.

* * *

Mara L. Ransom

United States Securities and Exchange Commission

March 18, 2016

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Mark Featherstone, the Company’s Chief Financial Officer, at (609) 730-0400, extension 242, or me at (215) 665-5583.

Sincerely,

/s/ Ellen Canan Grady

Ellen Canan Grady

cc:	Daniel Porco, Esq., U.S. Securities and Exchange Commission
Jennifer Lopez, Esq. U.S. Securities and Exchange Commission
Mark Featherstone, Ocean Power Technologies, Inc.
John W. Lawrence, Esq., Ocean Power Technologies, Inc.
Joseph A. Smith, Esq., Ellenoff, Grossman & Schole LLP
John J. Hart, Esq., Ellenoff, Grossman & Schole LLP